April 3, 2023

VIA EDGAR

Kristin Lochhead

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	agilon health, inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 1, 2023

File No. 001-40332

Dear Ms. Lochhead:

This letter sets forth the responses of agilon health, inc. (the “Company”) to the comments contained in your letter, dated March 21, 2023, relating to the above Form 10-K (the “Form 10-K”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

Capitalized terms used but not defined herein have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 68

1.

Your Adjusted EBITDA includes adjustments for geography entry costs and accruals for unasserted claims and contingent liabilities in this filing as well as in Exhibit 99.1 to your Form 8-K dated March 1, 2023. Tell us the nature of these costs and your consideration of whether these are normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that, in drafting the Form 10-K, it considered Questions 100.01 and 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (the “Non-GAAP C&DIs”) and Rule 100(b) of Regulation G, and the Company believes that its presentation of Adjusted EBITDA, including adjustments for geography entry costs and accruals for unasserted claims and contingent liabilities, is not misleading or otherwise in violation of Rule 100(b) of Regulation G.

The Company respectfully advises the Staff that it does not consider geography entry costs to be normal, recurring or necessary to operate the Company’s business in the manner contemplated by the Staff in Question 100.01 due to the nature, variability of amount and lack of predictability as to occurrence and/or timing of such payments. As the Company has described in its Form 10-K, geography entry costs primarily include investments in growth related to new physician partner groups that are in implementation and are not yet generating revenue, such as costs to determine member attribution and establish health status (acuity). The Company tailors its investments in each new physician partner group, as the amount and nature of such costs vary significantly based on, among other factors, the membership size and the specific characteristics of each enrolled member (including demographics, government program eligibility and acuity) within a geography. Geography entry costs also include, to a lesser extent, investments to grow existing markets through physician recruitment, support of clinical initiatives and enhancements to network capabilities, which are not part of the Company’s standard physician partner group compensation arrangements. These investments are discrete and are not required to operate the Company’s business. The frequency of the Company’s geography entry costs is dependent upon timing of the integration of new physician partner groups to the Company’s platform and opportunistic investments in existing markets. During each period, the geography entry costs that the Company will incur are variable as they are related to growth, and the Company believes adjusting to remove such costs provides investors with a transparent basis for evaluating the core performance of the Company’s business across financial periods, absent limited-duration costs that are incurred before normal revenue-generating activity from a new physician partner group commences and investments in platform expansion. As a result, the Company believes adjusting for these costs is useful to its investors who seek to understand the Company’s underlying business performance. In order to provide further transparency as to the nature of the adjustment, the Company will in future filings modify the title of the adjustment to “geography entry and expansion costs,” and clarify that such costs primarily comprise costs in geographies that are in implementation and are not yet generating revenue and, to a lesser extent, investments in the expansion of the Company’s platform.

The Company’s adjustment for accruals for unasserted claims and contingent liabilities relates to the non-cash reversal, as the statute of limitation expires, of an unasserted non-operational liability. As this net gain is non-cash in nature and not related to the Company’s normal operations, the Company believes that the adjustment is important to investors who seek to understand the core performance of the Company’s business across financial periods.

The Company believes that adjusting for geography entry and expansion costs and unasserted claims and contingent liabilities allows investors to compare the Company’s results meaningfully from period to period and to identify trends in the Company’s core business. These adjustments address questions the Company’s management routinely receives from analysts and investors. Since this information is routinely of interest to investors, the Company believes that it is useful to continue providing this information. The Company also uses these same adjustments internally to understand, manage and evaluate its business and to make operating decisions. As a result, the Company believes that these adjustments are also useful to investors since these adjustments allow for transparency with respect to key financial metrics the Company uses in assessing its own operating performance and making operating decisions. Consistent with Question 102.03 of the Non-GAAP C&DIs, the Company does not describe geography entry and expansion costs and accruals for unasserted claims and contingent liabilities as non-recurring, or infrequent, or in other terms that mischaracterize the frequency of these adjustments.

To ensure that the Company’s presentation of its non-GAAP financial measures is not misleading, the Company presents the most directly comparable GAAP financial measures with equal or greater prominence and includes disclosure explaining how these measures are used by management and why management believes they are useful to investors. For the foregoing reasons, the Company respectfully advises the Staff that it believes that including adjustments for geography entry and expansion costs and accruals for unasserted claims and contingent liabilities within its Adjusted EBITDA calculation is consistent with the SEC’s guidance in Questions 100.01 and 102.03 of the Non-GAAP C&DIs, is not misleading, and thus is permissible under Regulation G.

2.

In future filings, please revise to reconcile the non-GAAP measure “Network contribution” to the most comparable GAAP measure, which appears to be Gross Profit, even if it is not presented on the face of the Statement of Operations. Please also revise the similar reconciliation in Exhibit 99.1 to your Form 8-K dated March 1, 2023.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, beginning with its Form 10-Q and earnings release furnished on Form 8-K for the first quarter 2023, the Company will provide a reconciliation of the non-GAAP measure “Network contribution” to the GAAP measure of gross profit, even if gross profit is not presented on the face of the Statement of Operations.

If you have any questions regarding this letter, please do not hesitate to call me at (562) 256-3800.

Best regards,

/s/ Timothy Bensley
Timothy Bensley
Executive Vice President and Chief Financial Officer

cc:	Brian Cascio

U.S. Securities and Exchange Commission

Steven J. Sell, Chief Executive Officer and President

Denise Zamore, Chief Legal Officer and Corporate Secretary

Priscilla Kasenchak, Chief Accounting Officer

agilon health, inc.

Benjamin R. Pedersen

Paul M. Rodel

Debevoise & Plimpton LLP